State of Delaware
Secretary of State
Division of Corporations
Delivered 08:01 AM 09/02/2011
FILED 08:01 AM 09/02/2011
SRV 110975584 - 2269128 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
Jet Neko, Inc.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " Add article Tenth " so that, as amended, said Article shall be and read as follows:

Every one (1) share of the Corporation's common stock, par value $.001 per share (the "Common Stock") issued and outstanding shall automatically be split and converted into ONE HUNDRED (100) shares of the Common Stock, par value of $.001 par share as of August 10, 2011.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1th day of September, 2011.

By: Shiryu Kobashikawa
Authorized Officer

Title: President

Name: Shiryu Kobashikawa
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